Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Held Company

ANNOUNCEMENT TO THE MARKET

Through its controlled company IPI - Itaúsa Portugal Investimentos, SGPS, Lda. (“IPI”), Itaú Unibanco Holding S.A. (“Itaú Unibanco”)  announces to the market that on 04/20/2012 it signed an agreement aimed at transferring its total stake of 18.87% in the capital stock of Banco BPI, S.A. (“BPI”) to Caixabank, S.A., a corporate member of  La Caixa Group.

We are confident that the sale to La Caixa Group, currently BPI’s largest stockholder and an institution with a strong presence in the Iberian Peninsula, is the best alternative for the continuity of BPI’s businesses. Over twenty years of association, Itaú Unibanco has enjoyed an excellent relationship with La Caixa Group’s management.

By virtue of this operation, La Caixa will pay Itaú Unibanco approximately €93 million (ninety-three million euros).

The transaction will have a positive impact of about R$100 million on the consolidated stockholders’ equity and a negative non-recurring effect of approximately R$200 million on net book income. These impacts will be booked to the second quarter 2012 results.

The association between Itaú Unibanco and BPI was especially significant in the Itaú Unibanco Conglomerate being able to build from Portugal the necessary base for launching the European operation dedicated to the Corporate & Investment Banking segment (Itaú BBA segment) focused on supporting the cross-border activities of European and Latin American companies. This process is now consolidated and relies on representative offices located in Lisbon, London, Madrid, Frankfurt and Paris.

It should be noted further that the intended sale is conditional on the prior authorization of the Banco de Portugal.

São Paulo-SP, April 20, 2012.

ALFREDO EGYDIO SETUBAL
Investment Relations Officer